Filed Under Rule 433 Dated September 11, 2006 File No. 333-130929
Final Term Sheet

Issuer:	Washington Mutual, Inc. (Ticker: WM)

Security:	Depositary shares each representing 1/40,000th interest in a Share of Series K Perpetual Non-Cumulative Floating Rate Preferred Stock (“Series K Preferred Stock”)

Size:	20,000,000 depositary shares (representing an aggregate of 500 shares of Series K Preferred Stock)

Maturity:	Perpetual

Expected Ratings:	Baa2/BBB/A- (Moody’s / S&P / Fitch)

Aggregate Liquidation Preference:	$500,000,000 ($1,000,000 per share of Series K Preferred Stock, equivalent to $25 per Depositary Share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to the greater of (1) 3-Month USD LIBOR for the related dividend period, plus 0.70% or (2) 4.00%.

Dividend Payment Date:	15th day of March, June, September and December of each year, commencing on December 15, 2006

Redemption:	On or after the dividend payment date occurring in September 2011, at $25 per depositary share plus any declared and unpaid dividends (subject to certain limitations described in the prospectus supplement)

Trade Date:	9/11/2006

Settle:	T+5; (9/18/2006)

Public Offering Price:	$25.00 per depositary share

Purchase Price by Underwriters:	98.50%

Net Proceeds (before expenses) to Issuer:	$492,500,000

Joint Book-Runners:	UBS Securities LLC, Goldman, Sachs & Co., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated

CUSIP:	939322 83 0

Listing:	The depositary shares have been approved for listing on the NYSE under the symbol “WM PrK”, subject to official notice of issuance. Trading is expected to begin within 30 days of September 18, 2006, the original issue date.
This communication is intended for the sole use of the person to whom it is provided by us.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 (Goldman, Sachs & Co.), 1-888 603 5847 (Lehman Brothers Inc.), 1-866-718-1649 (Morgan Stanley & Co. Incorporated) or 1-888-722-9555 (attention Fixed Income Syndicate; UBS Securities LLC).